Exhibit 99(b)

                          PRESS RELEASE




FOR IMMEDIATE RELEASE
WEDNESDAY
SEPTEMBER 18, 1996

CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501) 688-8229



           TCBY ANNOUNCES NEW INTERNATIONAL DEVELOPMENT


LITTLE ROCK, AR - Wednesday (September 18)-TCBY ENTERPRISES,
INC.
(NYSE:TBY) today announced it has executed a development agreement for Australia, New Zealand, Malaysia, Singapore and Vietnam. TCBY now has development agreements in 38 foreign countries.

Mr. Peter J. Burns and Mr. Tajuddin J. H. Tan, will be the master franchisees and will develop the "TCBY"(Registered) brand throughout these five countries through franchising and retail distribution. Mr. Burns is an entrepreneur who has developed and sold several successful businesses in manufacturing, retail and real estate development in Ireland and Australia. Mr. Tan is a former owner of Pengkalen Holdings Berhad, a $70 million food and juice production and distribution company in the region.

During the first twelve months locations will be developed in Australia, Malaysia and Vietnam with a minimum development of 125 locations over five years, throughout all the countries. The Company did not disclose the terms of the agreement.

"We are very excited about developing the TCBY brand in these additional countries," said Hartsell Wingfield, President of TCBY International. "With this agreement, we will now have distribution in virtually all of Asia and the Pacific Rim."

International Development    -2-         September 18, 1996




TCBY now has development agreements for the following countries in Asia/Pacific Rim: Australia, China, Hong Kong, India, Indonesia, Japan, Macao, Malaysia, New Zealand, the Philippines, Singapore, South Korea, Thailand and Vietnam. In addition, regional manufacturing operations have been established by master franchisees for "TCBY"(Registered) frozen yogurt products in China and South Korea, a second plant is under development in China, and one is under construction in Thailand.

The five new countries have a combined population of over 110 million people. American food concepts are very popular in the area and there is a growing consumer trend toward lighter foods. All of these countries are experiencing expanding economies.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt.

                               -30-